December 20, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:     BG Staffing, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-222058)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for its Registration Statement on Form S-3 (File No. 333-222058) be accelerated so that it will be declared effective at 2:00 p.m. Eastern Standard Time, on December 21, 2017, or as soon thereafter as is practicable.
If you have any questions or desire additional information, please contact Glen J. Hettinger, Esq. of Norton Rose Fulbright at (214) 855-7444. The Company further respectfully requests oral confirmation of effectiveness by a call to Mr. Hettinger.
Respectfully,

BG STAFFING, INC.

By: /s/ Robert G. Weinrich
Name: Robert G. Weinrich
Title: Interim Chief Financial Officer and Secretary

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